

Victor Sawma · 3rd

Founder / cto-cio at Hibrid FZ LLC

Lebanon · Contact info

500+ connections

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Hibrid FZ LLC

University of Ottawa

About

I am an expert in Web technologies, Online Digital Services and Interactive solutions. I am very interested in challenges related to web services engineering especially complex and hybrid online solutions (Intranet, Extranet, Mobile, e-Commerce, etc.) and algorithms (search engines, security, etc.)

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Activity

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2,961 followers

Victor Sawma posted this • 5mo

Every person working in operations or project management have surely faced the most important challenge when it comes to project management and the process to adopt when tackling different types of projects i ...show more

URUK

urukplatform.com

27 · 2 comments

Victor Sawma reshared a post • 5mo



Thrilled to be part of the Uruk platform and excited to see its first release online.

7 · 1 comment

Victor Sawma commented on a post • 5mo

Thank you Mounir Ajam. On behalf of the Eivolo team I would like to thank you for your trust and looking forward to success and greater milestones moving forward. Cheers

41 · 23 comments · 27 shares

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Experience

Founder / cto-cio
Hibrid FZ LLC · Full-time
Feb 2020 - Present · 2 yrs 4 mos
United Arab Emirates

co-founder / cto-cio
Eivolo · Full-time
Mar 2020 - Present · 2 yrs 3 mos
Australia

cto-cio
SUKAD Corp
Nov 2020 - Present · 1 yr 7 mos

co-founder / cto-cio
intouch mena
Jan 2013 - Present · 9 yrs 5 mos
Lebanon

Intouch is a digital communication firm that consults on & provides holistic connectivity solutions. Since 1997 we have been embracing the online world, and have managed to master it by stay ...see more

Senior Lecturer
Notre Dame University - Louaize (NDU)
Feb 2003 - Present · 19 yrs 4 mos

Lecturer at the Department of Computer Science, Faculty of Natural and Applied Sciences at NDU, Zouk Mosbeh, Lebanon

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Education

University of Ottawa
MS, Computer Science
2000 - 2003
Activities and societies: Team Lead for developing and testing an Online Currency Exchange System code-named "EX".

My thesis "E-Commerce Security: A Systematic Approach for Deriving Effective Countermeasures" was nominated for the Best Thesis Award at Ottawa University.

Notre Dame University
BS, Computer Science
1993 - 1997

NDL

Skills

Web Development · 99+

Endorsed by Houssam Chehadi and 2 others who are highly skilled at this

Endorsed by 3 colleagues at intouch mena

Software Development · 71

Endorsed by Talal Nehme who is highly skilled at this

Endorsed by 2 colleagues at intouch mena

Management · 61

Endorsed by M. Itani who is highly skilled at this

Endorsed by 3 colleagues at Notre Dame University - Louaize (NDU)

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Recommendations

Received Given

Kaz Al-Kazwini · 3rd
SRE Engineer | Cloud Architect
November 29, 2013, Kaz worked with Victor on the same team

I had the chance to be Victor's student for 4 major courses, he is a well of technical knowledge, and an amazing and friendly instructor, each course he taught me is based on the software market demands. His classes will prepare each student to be successful in the work field, with an exceptional teaching methods. Victor always updates his classes to the latest technologies. AND One thing you sh ...see more

Youssef Rihani · 3rd
Digital Innovation Director at ClinGroup
January 7, 2012, Youssef was Victor's client

I first met Victor to provide us with the online audio live streaming on our website. i can say that Victor is one of a kind in the online media. he is very smart, confident, professional, and creative. the stable service he provided us was of a great value to the company and i want to thank him and his great team for the big effort 24/7 they provided us. i wish him the best in his career life and i highly recor ...see more

Jay Jahed · 3rd
Consultant - Corporate Strategy, Information Security, National Security & Public Safety - KPIP, CISM, CEC, ISO 27001 LA
October 2, 2010, Jay was Victor's client

No better person than Victor can get the job done. I have worked with Victor and his company for years on several challenging projects, and Victor kept on providing greater results, and always overcoming all the impossible deadlines I gave him. He has gathered a great, talented team at his company, NetDesignPlus. He's a leader by all means, and the atmosphere at NetDesignPlus offices is o ...see more

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Languages

Arabic

English

French

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Interests

Companies | Groups | Schools

Hibrid FZ LLC
44 followers

Forbes
17,604,686 followers

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